October 28, 2011

Ms. Michelle Roberts

The United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-8629

Subject:	The Guardian Separate Account N The Guardian Insurance & Annuity Co., Inc. N-6 Registration Statement, 1933 Act File No. 333-176500 CIK No. 0001096266 Accession No. 0001193125-11-232149

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Guardian Separate Account N, The Guardian Insurance & Annuity Company, Inc. (“GIAC”) respectfully requests the withdrawal of the initial registration statement on Form N-6 filed August 25, 2011, File No. 333-176500, together with all exhibits thereto and correspondence filed therewith (“the Registration Statement”).

GIAC’s request is the result of a change in business strategy that makes the Registration Statement, as filed, unnecessary. Accordingly, GIAC respectfully requests effectiveness of this withdrawal to be as soon as practicable.

GIAC confirms that: (i) the Registration Statement has not automatically become effective nor been declared effective by the Securities and Exchange Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus incorporated therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

If you have any questions concerning this matter, please contact me at 212-598-7469.

Sincerely,

Sheri L. Kocen

Senior Counsel

The Guardian Life Insurance Company of America (parent company of GIAC)

7 Hanover Square

New York, NY 10004